Northern Ethanol, Inc.

193 King Street East

Suite 300

Toronto, Ontario

Canada

M5A 1J5

Tel: (416) 366-5511

Fax: (416) 214-1472

www.northern-ethanol.com

July 10, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:  Suzanne Hayes

Re:	Northern Ethanol, Inc.,
Registration Statement on Form SB-2
Registration Number 333-137977

Dear Ms. Hayes:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Northern Ethanol, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-137977), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 12, 2006. Amendment No.’s 1 and 2 to the Registration Statement were filed on January 19, 2007 and May 4, 2007, respectively.

The Registrant wishes to temporarily delay its efforts to register those securities held by the Selling Stockholders under the Registration Statement. The Registration Statement was never declared effective and no securities have or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. For this reason, the Registrant believes that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you should have any questions or comments regarding this request for withdrawal, please contact our legal counsel, Andrew I. Telsey, at (303) 768-9221.

Yours very truly,

Northern Ethanol, Inc.

s/Gordon Laschinger

Gordon Laschinger

President